May 7, 2019	James M. Forbes (617) 235-4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ken Ellington

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)

Registration Nos. 333-212686 and 811-23177

Responses to Comments on N-CSR

Ladies and Gentlemen:

On March 6, 2019, Ken Ellington (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James M. Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding the May 31, 2018 Annual Report to shareholders of Goehring & Rozencwajg Resources Fund (the “Fund”), a series of the Registrant, filed under the Investment Company Act of 1940, as amended, on Form N-CSR on August 6, 2018 (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff’s comments to the Annual Report are set forth below. For the convenience of the Staff, the Staff’s comments have been restated below in their entirety. The Registrant’s response follows each comment.

Management Commentary

1.	Comment: In the “Growth of $10,000 Investment in the Fund” line graph on page 6 of the Annual Report, the Fund presents a hypothetical investment of $10,000 in its Institutional Class shares. The Staff notes that the Fund’s Institutional Class shares have a required minimum initial investment of $100,000. In future annual reports to shareholders filed on Form N-CSR, please present the line graph based on the amount of the Fund’s required minimum initial investment ($100,000) in accordance with Instruction 1(d) to Item 27(b)(7)(ii) of Form N-1A

Response: The Registrant confirms that the requested change will be made in the Fund’s future annual reports to shareholders filed on Form N-CSR.

Schedule of Investments

2.	Comment: In the Schedule of Investments beginning on page 7 of the Annual Report, please note that the specific class of shares of other investments companies, including money market funds, held by the Fund should be disclosed.

Response: The Registrant confirms that it will disclose the specific class of shares of other investment companies held by the Fund in the Fund’s future reports to shareholders filed on Form N-CSR.

Statement of Assets and Liabilities

3.	Comment: With regard to the Statement of Assets and Liabilities on page 12 of the Annual Report, please confirm supplementally whether there are any open amounts payables to the Fund’s Trustees as of the Fund’s fiscal year end on May 31, 2018. Please note that any such amounts should be stated separately as a liability in the Statement of Assets and Liabilities pursuant to Article 6-04(12) of Regulation S-X.

Response: The Registrant confirms that, as of the Fund’s fiscal year end on May 31, 2018, there were no open amounts payable to the Fund’s Trustees. The Registrant acknowledges that, to the extent any amounts are payable to the Fund’s Trustees as of a fiscal year end, such amounts should be stated separately as a liability in the Statement of Assets and Liabilities for the relevant period pursuant to Article 6-04(12) of Regulation S-X.

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Please note that this letter replaces the letter dated April 29, 2019 which was filed on May 6, 2019 (the “Previous Letter”). The Previous Letter was filed in error and should be ignored.

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg

Michael G. Doherty, Esq.

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